Jorden Burt LLP
Suite 400 East
1025 Thomas Jefferson Street, N.W.
Washington, D.C. 20007

                                  Joan E. Boros
                                 (202) 965-8150
                                JEB@Jordenusa.com


Filed Via EDGAR
                                                                  March 26, 2008

Mr. Harry Eisenstein
Branch Chief
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549



RE: Tables of hypothetical results for model portfolios constructed by back testing the various respective quantitative strategies used by each of the JNL/S&P Competitive Advantage Fund, JNL/S&P Dividend Income & Growth Fund, JNL/S&P Intrinsic Value Fund, JNL/S&P Total Yield Fund and JNL/S&P 4 Fund (collectively, the "Fund(s)") contained in the prospectus for JNL Series Trust, (the "Trust") (File Nos: 33-87244 and 811-8894).



RESPONSE TO ISSUE ONE: Why not redo Hypos?

The reason why JNL has previously asserted and continues to assert that the hypothetical return information can not be redone without creating a totally new program is primarily because the data supplied by Compustat assumes the reinvestment of dividends in the parent. Redoing the hypthothetical results would entail manually recalculating each dividend transaction to spread the investment pro-rata across all holdings based on current market value. At a minimum, this recalculation would be fraught with the potential for errors regardless of how frequently the 20 years of manual calculations were checked. The manual calculation or the creation of a new program that would parse the Compustat data would take months to do and both would continue to be fraught with the problems of taking reliable Compustat data received in an automated fashion and manually or programmatically dismantling it.

With regard to the comparison provided in our March 10, 2008 response, we noted:
"The former is consistent with the Compustat data for the particular indexes used, whereas the latter ensures that portfolio investments are proportionally weighted across the stocks of the companies selected on and between each Stock Selection Date." We also noted: "Please note that in the interest of a timely submission the information in this column has not been subjected to the manual verification of each transaction, such as inadvertent treatment of a spin-off as though it were a dividend. We have been advised that in preparing the Fund's total return, the Adviser identified, as the result of an extraordinary deviation from expected results, and corrected for certain substantial spin-offs that were initially treated as "special dividends" by the computer generated results." The language was intended and, we believe, successfully made it clear, that the data served its purpose of showing the insignificance of the differences, but JNL was not holding it out as having the integrity of the hypothetical results.

As an added note with regard to our discussing, you noted the differential to be ..007% rather than the .004% that we showed. I suggest that this is probably attributably to your computing a straight arithmetic average, rather than as explained in the notes: "20 Year Average" row shows the average annual return for the twenty (20) year period using a geometric linking formula and the resulting difference."


RESPONSE TO ISSUE TWO: Reduce annual rebalancing trading period from 5 days to some lesser period and/or provide a representation that the 5 day trading period doesn't result in material deviations from the hypothetical returns.

JNL submits that the hypothetical results provide valuable information to investors with regard to the sophisticated strategies. JNL, however, has to weigh that value against the disservice that could occur were it to change its trading practices. For the reasons discussed below, JNL has concluded that it would be not be in the best interests of investors to change the Funds trading practices as a means of achieving an uncertain synchronization with the hypothetical results. In fact, JNL believes that its trading practices contribute to achieving the synchronization. With regard to the alternative of providing a materiality representation, JNL places great importance on making such representations, but can only do so if there is some yardstick for establishing materiality. In this case, JNL finds setting the materiality standard a daunting undertaking, absent some specific guidance as to what would be regarded as material when providing hypothetical results.

ESTABLISH A LESSER TRADING PERIOD:

As a general matter limiting the trading period to less than five days is inconsistent with the essence of the strategies, which entail a repositioning of each Fund on an annual basis with full attention on best price and execution. As a general matter, it is unclear why this 5 day trading period has taken on the significance it has when it has always been fully disclosed along with other differences.

As the text of the Comparative Advantage disclosure excerpt from the prospectus submitted on March 20, 2008 states:

"Thereafter, the Stock Selection Date will be on or about December 1 of each year. SPIAS uses a buy and hold strategy, identifying trades only around each Stock Selection Date, when cash flow activity occurs in the Fund, and for dividend reinvestment. MELLON CAPITAL WILL PERFORM THE TRADING SERVICES CONSISTENT WITH BEST PRICE AND EXECUTION."

and

"TRADING COST RISK. Due to the investment strategy of the Fund, the Fund's entire portfolio may be repositioned around the Stock Selection Date. The Fund's repositioning of its portfolio may lead to higher transaction costs because the Fund could be trading large volumes in a particular security during a short trading period. As part of the process, the Fund may incur significant trading costs and commissions, which could negatively affect performance."

While JNL does not anticipate that every Fund will require a full 5 days to reposition, it can not undertake to reduce the time frame, as doing so could be against the best interests of shareholders and contractholders. This extensive advance planning into the trading operations for the Funds determined that notwithstanding each Fund's goal of being fully invested as quickly as possible, it could not sacrifice the goals of achieving best price and execution. In this regard, it is not altogether clear that reducing the trading days would not expose it to criticism, or even regulatory action for deviating from the requirements of best price and execution.

The five business days time period was arrived at after a review of the hypothetical results, and JNL determined that that time period provided the most likely opportunity to match the hypothetical results or, in fact, perform better over time. Assuming it were even possible, reducing the trading period has a greater potential for creating rather than limiting the disparity between the Funds and the hypothetical results.

PROVIDE A MATERIALITY REPRESENTATION

Notwithstanding JNL's strong assertion that the five business day trading period is generally consistent with the hypothetical results, it finds making a materiality determination daunting. The first impediment would be determining a meaningful yard stick for asserting materiality. Would a 1% deviation be material? Would a .50% be material? What if the difference were in the Funds' versus the hypothetical results favor? As stated above, assuming a materiality standard is achievable, JNL requires some specific guidance as to what would be regarded as material when providing hypothetical results.

With regard to the ongoing information provided, the Funds' actual performance information makes any deviation irrelevant. It is not as though investors are enticed into relying on the hypothetical results for current actual fund performance.


                                                               /s/ Joan E. Boros

                                                                   Joan E. Boros
cc:
Susan S. Rhee, Esq.